Exhibit 14(a)

Supplemental Policy on Conflict of Interest

Revised August 2010

It is the policy of Protective Life Corporation and its affiliates (the “Company”) to be in compliance with all laws and regulations that are applicable to its business at all governmental levels.  In some instances the laws and regulations may be ambiguous or difficult to interpret.  To assist us in doing that the Company has adopted its Code of Business Conduct.  In all cases, however, the Company has access to legal advice throughout its operations and all directors and employees should seek such legal advice as may be necessary to assure compliance with the Company’s policy of compliance with all laws and regulations.

As provided by the Code of Business Conduct, it is also the policy of the Company that all of its directors and employees should conduct business of the Company on the highest ethical level and be free from conflicting interests and relationships.  No director or employee should knowingly allow himself to be involved in a conflict of interest except as may be reported or, upon discovery of a conflict situation, allow the conflict to continue.

It is the policy of the Company to require all directors and exempt employees of the Company, to annually review and certify their compliance with the Code of Business Conduct and to report all information that may be relevant to determine the existence or likely development of a significant conflict of interest.  Exempt employees should report immediately any changed circumstances which would cause the information in the most recent periodic report to become materially misleading, incomplete or outdated.

All reports and certifications required by this policy and the Code of Business Conduct shall be submitted to the General Counsel and reviewed annually with the Audit Committee.

1.                                      Directorships, Trusteeships, Officerships, Partnerships, Employment and Other Outside Activities.

Participation as a member of a Board of Directors or officer of another company or organization or membership in a partnership can create a potential conflict of interest.  Directors and exempt employees are to report all of their positions as director, officer, partner, trustee, or similar position with any other company, partnership or other business or charitable organization.  Exempt employees shall report all outside employment of themselves and their spouses and in addition all other outside activities of themselves which may take time and attention required by Company duties.  Exempt employees should also report all compensation for services rendered, regardless of the source.  Directors and exempt employees should report any outside activities which may involve obligations that might compete or conflict with the interest of the Company or which might influence the director’s or employee’s official actions or decisions.

Before accepting for himself any position or employment described in the preceding paragraph, an employee must first obtain the approval of the senior officer of his department.  Any employee reporting to the Chief Executive Officer must first obtain the approval of the Chief Executive

Officer, or the Chief Executive Officer must first obtain the approval of the Audit Committee of the Board of Directors.

2.                                      Self-Dealing.

Applicable state law generally prohibits directors and officers of an insurance company from having a pecuniary interest in transactions relating to the Company.  For example, officers may not receive commissions or gifts in connection with the sale of a Company policy.  If you have any questions about what would be covered by these laws, please contact the Legal Department.

3.                                      Investments.

Each director or exempt employee who either directly or indirectly through a spouse, minor child or trust for the benefit of himself, his spouse or minor child, has any investment or financial interest in any business enterprise with which, to the knowledge of the director or employee,

a)                                      the Company has had business dealings within the past two years,

b)                                     the Company plans to have business dealings, or

c)                                      the Company competes, directly or indirectly,

shall report such investment or financial interest unless all of the following tests are met:

a)                                      The interest is in an enterprise whose common stock is listed on one of the stock exchanges or is traded over the counter; and

b)                                     The investment is in equity securities and such interest is less than 1% of the outstanding equity securities of the enterprise; and

c)                                      In the case of any employee, the fair market value of the investment is less than the aggregate compensation plus Protective Life Corporation stockholder dividends received by the employee from the Company during the preceding calendar year.

4.                                      Political Offices.

Any employee desiring to run for an elective office or to accept an appointment to a state or local government office should discuss the matter in advance with the senior officer of his department (and employees reporting directly to the Chief Executive Office should discuss such a matter with him) in order to make certain that the duties of the office and the time away from the job will not materially interfere with assigned job responsibilities.  If election or appointment would materially interfere, it would be the responsibility of the senior officer of the employee’s department or the Chief Executive Office to make such changes in duties and compensation as may be dictated prior to the employee’s assuming any such office.  All such changes directed by a senior officer must be discussed with and approved in advance by the Chief Executive Officer.  The Chief Executive Officer should obtain the approval of the Board of Directors before running for or accepting appointment to any political or government office.

The foregoing paragraphs are illustrative only.  Each director or exempt employee should report any circumstance even though not specifically described above now existing or which later arises which could be construed to interfere, actually or potentially, with his undivided loyalty to the Company in the performance of his Company duties.  Should there be any doubt as to whether a conflict exists, such doubt should be resolved in favor of assuming that the conflict does exist.